December 20, 2023

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation,
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Re:	Toro Corp. Request for Withdrawal of Registration Statement on Form F-1, filed on March 14, 2022 (File No. 333-270517)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Toro Corp. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form F-1 (File No. 333-270517) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 14, 2022, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above. The Company has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Company believes this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a).

The Company confirms that there has been no issuance, distribution or sale of the securities under the Registration Statement and that the Registration Statement was not declared effective by the Commission.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

Pursuant to the requirements of Rule 477 under the Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Securities and Exchange Commission	-2-
If you have any questions, please contact Nikolaos G. Andronikos at Sullivan & Cromwell LLP at +44-20-7959-8470 or andronikosn@sullcrom.com or Abigail M. Yevnin at Sullivan & Cromwell LLP at +44 20 7959 8408 or yevnina@sullcrom.com with any questions.

Sincerely,

Toro Corp.

By:	/s/ Petros Panagiotidis

Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

cc:	Nikolaos G. Andronikos
Abigail M. Yevnin
(Sullivan & Cromwell LLP)